# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Accelerant Holdings, CIK 0001997350
CUSIP: G00894108
Title of class of securities: Class A common shares, $0.0000011951862 par value per share
Address of issuer's principal executive offices: Unit 106, Windward 3, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002008627

## Reporting persons
- Lee-Smith Christopher: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 20,386,940; shared voting power 0; sole dispositive power 20,386,940; shared dispositive power 0; aggregate amount beneficially owned 20,386,940 (17.4% of the class)
  Comment: Notwithstanding the percentage reported in row 11, and excluding the Class A common shares underlying the Reporting Person's options, which are not exercisable within 60 days but have been included in the Reporting Person's beneficial ownership as reported herein out of abundance of caution, the Reporting Person owns approximately 8.0% of the aggregate Class A common shares and Class B common shares outstanding, and the Reporting Person's voting power represents approximately 1.5% of the aggregate voting power of the Issuer.

## Item 1. Issuer
Name of issuer: Accelerant Holdings
Address of issuer's principal executive offices: Unit 106, Windward 3, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-1108

## Item 2. Person Filing
Name of person filing: Christopher Lee-Smith (the "Reporting Person")
Address of principal business office or, if none, residence: Unit 106, Windward 3, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-1108
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of 20,386,940 Class A common shares. This amount includes 17,640,679 Class A common shares and 2,746,261 Class A common shares the Reporting Person has the right to acquire upon exercise of options.
Percent of class:
The Issuer has two classes of Common Stock: Class A common shares and Class B common shares. Each Class A common share is entitled to one vote per share, and each Class B common share is entitled to ten votes per share. As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of approximately 17.4% of the Class A common shares outstanding or, excluding the Class A common shares underlying the Reporting Person's options, which are not exercisable within 60 days but have been included in the Reporting Person's beneficial ownership as reported herein out of an abundance of caution, approximately 8.0% of the aggregate Class A common shares and Class B common shares outstanding. The Reporting Person's aggregate voting power represents approximately 1.5% of the voting power of the Issuer.

The beneficial ownership percentage of the Class A common shares set forth herein is calculated based on the sum of (i) 114,578,616 Class A common shares outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025, and (ii) 2,746,261 Class A common shares the Reporting Person has the right to acquire upon exercise of options, which Class A common shares have been added to the quantity of Class A common shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. The aggregate percentage ownership of the Class A common shares and Class B common shares, and the Reporting Person's aggregate voting power set forth herein, are also based on 107,241,428 Class B common shares outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
Sole power to vote or to direct the vote: 20,386,940
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20,386,940
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Power of Attorney, dated September 19, 2025

## Signatures
- Lee-Smith Christopher: /s/ David Pelsue, David Pelsue, attorney-in-fact for Christopher Lee-Smith (11/14/2025)